Exhibit 99.1

ASUR Announces Total Passenger Traffic for April 2020

On a YoY basis, passenger traffic decreased 95.7% in Mexico, 94.5% in Puerto Rico and in Colombia 99.9% reflecting the impact of Covid-19

MEXICO CITY, May 6, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for April 2020 decreased 96.3% when compared to April 2019. Passenger traffic decreased 95.7% in Mexico, 94.5% in Puerto Rico and 99.9% in Colombia % impacted by the Covid-19 outbreak.

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight restrictions to-date. In Puerto Rico, the FAA has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department. As a result, the LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes. Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in our operations.

In addition, in Colombia, Decree 439, issued by the Government on March 20, 2020, suspended all incoming international flights, including connecting flights, for 30 days, starting at 12:01 a.m. Monday, March 23, 2020. Moreover, Decree 457, issued on March 22, 2020, mandated preventive isolation as well as the suspension of domestic air travel between March 25 and April 13, 2020. On April 8, Decree 531 suspended domestic air travel from zero hours (00:00 am) on April 13, 2020, until zero hours (00:00 am) on April 27, 2020.Likewise, on April 24, the government issued Decree 593 suspending domestic air travel from zero hours (00:00 am) on April 27, 2020, until zero hours (00:00 am) on May 11, 2020, with the exception of humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure.

This announcement reflects comparisons between April 1 through April 30, 2020, and from April 1 through April 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	April		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,991,010	129,758	(95.7)	11,714,239	8,149,660	(30.4)
Domestic Traffic	1,400,277	119,750	(91.4)	5,011,038	3,657,109	(27.0)
International Traffic	1,590,733	10,008	(99.4)	6,703,201	4,492,551	(33.0)
San Juan, Puerto Rico	752,910	41,692	(94.5)	3,053,418	2,248,202	(26.4)
Domestic Traffic	670,608	40,362	(94.0)	2,743,433	2,043,048	(25.5)
International Traffic	82,302	1,330	(98.4)	309,985	205,154	(33.8)
Colombia	890,196	1,094	(99.9)	3,636,233	2,670,727	(26.6)
Domestic Traffic	755,273	632	(99.9)	3,100,045	2,272,305	(26.7)
International Traffic	134,923	462	(99.7)	536,188	398,422	(25.7)
Total Traffic	4,634,116	172,544	(96.3)	18,403,890	13,068,589	(29.0)
Domestic Traffic	2,826,158	160,744	(94.3)	10,854,516	7,972,462	(26.6)
International Traffic	1,807,958	11,800	(99.3)	7,549,374	5,096,127	(32.5)

Mexico Passenger Traffic
		April		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,400,277	119,750	(91.4)	5,011,038	3,657,109	(27.0)
CUN	Cancun	745,015	57,968	(92.2)	2,644,198	1,860,828	(29.6)
CZM	Cozumel	18,619	288	(98.5)	58,607	37,749	(35.6)
HUX	Huatulco	66,842	1,554	(97.7)	234,406	148,642	(36.6)
MID	Merida	220,063	15,363	(93.0)	790,747	602,529	(23.8)
MTT	Minatitlan	12,209	1,367	(88.8)	46,044	30,589	(33.6)
OAX	Oaxaca	82,680	6,424	(92.2)	302,273	269,756	(10.8)
TAP	Tapachula	33,333	7,641	(77.1)	119,014	104,820	(11.9)
VER	Veracruz	117,719	14,375	(87.8)	433,081	317,387	(26.7)
VSA	Villahermosa	103,797	14,770	(85.8)	382,668	284,809	(25.6)
International Traffic		1,590,733	10,008	(99.4)	6,703,201	4,492,551	(33.0)
CUN	Cancun	1,507,701	7,349	(99.5)	6,267,922	4,158,127	(33.7)
CZM	Cozumel	34,133	194	(99.4)	182,792	128,622	(29.6)
HUX	Huatulco	12,191	35	(99.7)	94,803	77,302	(18.5)
MID	Merida	17,059	418	(97.5)	76,633	61,170	(20.2)
MTT	Minatitlan	602	297	(50.7)	2,376	1,940	(18.4)
OAX	Oaxaca	10,995	289	(97.4)	46,850	40,176	(14.2)
TAP	Tapachula	1,104	392	(64.5)	4,242	3,473	(18.1)
VER	Veracruz	5,192	206	(96.0)	21,157	15,663	(26.0)
VSA	Villahermosa	1,756	828	(52.8)	6,426	6,078	(5.4)
Traffic Total Mexico		2,991,010	129,758	(95.7)	11,714,239	8,149,660	(30.4)
CUN	Cancun	2,252,716	65,317	(97.1)	8,912,120	6,018,955	(32.5)
CZM	Cozumel	52,752	482	(99.1)	241,399	166,371	(31.1)
HUX	Huatulco	79,033	1,589	(98.0)	329,209	225,944	(31.4)
MID	Merida	237,122	15,781	(93.3)	867,380	663,699	(23.5)
MTT	Minatitlan	12,811	1,664	(87.0)	48,420	32,529	(32.8)
OAX	Oaxaca	93,675	6,713	(92.8)	349,123	309,932	(11.2)
TAP	Tapachula	34,437	8,033	(76.7)	123,256	108,293	(12.1)
VER	Veracruz	122,911	14,581	(88.1)	454,238	333,050	(26.7)
VSA	Villahermosa	105,553	15,598	(85.2)	389,094	290,887	(25.2)

Us Passenger Traffic, San Juan Airport (LMM)
		April		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		752,910	41,692	(94.5)	3,053,418	2,248,202	(26.4)
Domestic Traffic		670,608	40,362	(94.0)	2,743,433	2,043,048	(25.5)
International Traffic		82,302	1,330	(98.4)	309,985	205,154	(33.8)

Colombia Passenger Traffic Airplan
		April		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		755,273	632	(99.9)	3,100,045	2,272,305	(26.7)
MDE	Rionegro	545,993	9	(100.0)	2,238,580	1,623,161	(27.5)
EOH	Medellin	77,238	455	(99.4)	334,797	242,603	(27.5)
MTR	Monteria	78,140	117	(99.9)	312,251	259,378	(16.9)
APO	Carepa	16,649	17	(99.9)	66,088	50,416	(23.7)
UIB	Quibdo	30,149	30	(99.9)	117,214	83,487	(28.8)
CZU	Corozal	7,104	4	(99.9)	31,115	13,260	(57.4)
International Traffic		134,923	462	(99.7)	536,188	398,422	(25.7)
MDE	Rionegro	134,923	462	(99.7)	536,188	398,422	(25.7)
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		890,196	1,094	(99.9)	3,636,233	2,670,727	(26.6)
MDE	Rionegro	680,916	471	(99.9)	2,774,768	2,021,583	(27.1)
EOH	Medellin	77,238	455	(99.4)	334,797	242,603	(27.5)
MTR	Monteria	78,140	117	(99.9)	312,251	259,378	(16.9)
APO	Carepa	16,649	17	(99.9)	66,088	50,416	(23.7)
UIB	Quibdo	30,149	30	(99.9)	117,214	83,487	(28.8)
CZU	Corozal	7,104	4	(99.9)	31,115	13,260	(57.4)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Forward Looking Statement

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com